July 1, 2021

VIA EDGAR TRANSMISSION

Timothy Collins

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Zeus Acquisition Corp.
Registration Statement on Form S-1
Filed March 8, 2021
File No. 333-253995

Dear Mr. Levenberg:

On behalf of FTAC Zeus Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2021 relating to the Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on March 8, 2021. We are concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amendment filed concurrently herewith.

Registration Statement on Form S-1 filed March 8, 2021

Prospectus Summary

Limited Payments to Insiders, page 27

1.	In this section, and elsewhere you reference unquantified consulting and advisory fees (i.e., “payment of certain consulting fees to persons engaged by an entity affiliated with certain of our directors and officers” and “at the closing of our initial business combination, a customary advisory fee to affiliates of our sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided”). Please revise to describe the types of “consulting” and “advisory services” which you refer and quantify such fees and how they will be calculated. If these fees have no limitations, please disclose this fact. Also disclose whether there are agreements in place for such arrangements and file any agreements as exhibits with your registration statement. See Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment and has (i) revised the existing disclosure and provided additional disclosure about a financial advisory arrangement with a certain affiliate of the Company on pages 27, 66, 84, 105, 107, 108, 111, 122, 123, 124, 148, 149 and 150 of the Amendment, (ii) filed a form of engagement agreement between the Company and such affiliate as Exhibit 10.9 to the Amendment, and (iii) revised the disclosure concerning any customary advisory fees that may be paid to an affiliate of the Company at the closing of our initial business combination on pages 27, 84, 105, 107, 108, 111, 122, 123 and 124 of the Amendment. In addition, the Company has disclosed in the Amendment, the basic parameters under which a customary advisory fee would be paid to affiliates of the Company at the closing of the initial business combination, although there are currently no agreements in place under which any such payments would be required.

Risk factors

We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 32

2.	Your registration statement fee table indicates that you are registering the shares of Class A common stock issuable upon exercise of the warrants. However, you disclose here that you are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act. Please revise to reconcile your disclosure

The Company acknowledges the Staff’s comment and notes that it has removed the conflicting disclosure on page 32 of the Form S-1 in the Amendment.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Ryan Gilbert
Ryan Gilbert
President and Chief Executive Officer
FTAC Zeus Acquisition Corp.

cc:	Mark Rosenstein, Esquire
Derick Kauffman, Esquire
Ledgewood, PC

Yolanda Guobadia
Loan Lauren Nguyen
Gus Rodriguez
U.S. Securities and Exchange Commission